7/11

02042571

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MCK Mining Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 23 2002
THOMSON FINANCIAL P

**NEW ADDRESS

FILE NO. 82- 3938 FISCAL YEAR 01-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dle

DATE : 7/12/02

82-3938

02 JUL 11

MCK MINING CORP.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual meeting (the "Meeting") of shareholders of MCK MINING CORP. (the "Corporation") will be held the Toronto Board of Trade, 1 First Canadian Place premises, Adelaide Street entrance, Toronto, Ontario M5X 1C1, on Tuesday, July 30, 2002 at 10:00 a.m. (Toronto time), for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the financial year ended January 31, 2002, together with the auditors' reports thereon;

ARS 1-31-02

2. to elect directors of the Corporation;

3. to appoint auditors of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditors; and

4. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3 so as to arrive not later than 5:00 p.m. (Toronto time) on the second business day preceding the date of the Meeting or any adjournment thereof.

Dated at Toronto, Ontario this 17th day of June, 2002.

BY ORDER OF THE BOARD

Stephen Case
President

MCK MINING CORP.

To Our Shareholders:

Throughout the year, management remained focused on the advancement of the Martison Phosphate Project. The Project objective is to develop an open-pit mine and mill which will supply over one million tonnes per year of phosphate concentrate to a chemical plant producing 800,000 tonnes of fertilizer annually, utilizing low-cost sulphuric acid from base metal smelters in northern Ontario.

A significant development for the project has been the recently signed Letter of Intent which establishes a Strategic Alliance with Falconbridge Limited. Since the first step in the process of making phosphate fertilizers requires large amounts of both sulphuric acid and phosrock, the availability of local, low-cost sulphuric acid offers important economic benefits to the Project. In order to facilitate and enhance the development of an end use for sulphuric acid produced at their Ontario smelters, Falconbridge has made an investment in your company. In return, Falconbridge would benefit from a significant reduction in costs currently incurred to dispose of their sulphuric acid. As part of the Strategic Alliance, Falconbridge personnel will also be involved in evaluating the mining plan and reserves, metallurgical research, transportation and plant site options. A joint effort will also be made in identifying a major fertilizer producer to take a leading role in the Project's development.

In addition, the recent discovery of high-grade niobium overlaying the northern portion of the phosphate deposit has the potential of significantly improving the economics of the Project. During the winter, a six-hole program was undertaken to assess the potential of the northwestern extension of the main phosphate zone and validate the presence of high-grade intercepts of phosphate. The program was also designed to confirm that a layer of niobium-rich mineralization caps this area of the phosphate zone. The drill program successfully achieved these objectives and also showed that the niobium enrichment continues down into the upper portion of the phosphate zone. Management is very encouraged by these results and follow-up work is planned to evaluate the mineralogy and metallurgical aspects of the various types of niobium mineralization.

During the year, considerable time and effort was spent with the First Nations and the Provincial/Federal Governments working towards the development of a Letter of Intent that would establish the framework for an Impact Benefit Agreement. The Letter of Intent addresses a number of areas including training and education, employment, sub-contracting, wealth creation (royalty) and support for Provincial and Federal funding. Management continues to work towards the completion of the Letter of Intent.

Funding throughout the year was facilitated through private placements totaling $600,000, bringing the total spending on the Martison Project to $2,000,000. Management recently arranged a private placement for $500,000 to fund the Project and provide working capital for the company.

The Martison Project continues to demonstrate all the necessary characteristics of an asset of considerable value. On behalf of the Board of Directors, I wish to express our appreciation to the shareholders for your continued support.

Stephen Case

Stephen Case
President
June 14, 2002

MCK MINING CORP.
90 Adelaide St. West, Suite 500
Toronto, Ontario
M5H 3V9

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

The information contained in this management information circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the annual meeting of shareholders of MCK Mining Corp. (the "Corporation") to be held at the Toronto Board of Trade, 1 First Canadian Place premises, Adelaide Street entrance, Toronto, Ontario M5X 1C1 on July 30, 2002 at 10:00 a.m. (Toronto time) (the "Meeting"), and at all adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or regular employees of the Corporation. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation. The total cost of the solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy accompanying this Circular are directors and/or officers of the Corporation. A shareholder of the Corporation has the right to appoint a person other than the persons specified in such form of proxy and who need not be a shareholder of the Corporation to attend and act for him and on his behalf at the Meeting. Such right may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the reply envelope in the manner set forth in the accompanying Notice of Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing, including another completed form of proxy, executed by him or his attorney authorized in writing, deposited at the registered office of the Corporation, or at the offices of Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3 up to 5:00 p.m. (Toronto time) on the second business day preceding the date of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions thereon. In the absence of such specifications, such shares will be voted in favour of each of the matters referred to herein.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations, or other matters to come before the Meeting. However, if any other matters which are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgement of the named proxy holder.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of the close of business on June 17, 2002, the Corporation had outstanding 17,556,192 common shares. Each holder of a common share on the record date will, unless otherwise specified herein, be entitled to one vote for each common share held by such holder on all matters which come before the Meeting, except to the extent that such holder has transferred any such shares after the record date and the transferee of such shares establishes ownership thereof and makes a written demand, not later than 10 days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting. The Corporation has fixed June 17, 2002 as the record date for shareholders entitled to receive notice of, attend at, and vote at the Meeting.

As of the date hereof, to the knowledge of the directors or officers of the Corporation, the following are the only persons beneficially owning, directly or indirectly, or exercising control or direction over, equity shares carrying more than 10% of the voting rights attached to all shares of the Corporation:

Name and Address	Number of Common Shares	Percentage of Outstanding Common Shares
Donald McKinnon Timmins, Ontario	2,891,627	16.47%

BUSINESS OF THE MEETING

Election of Directors

The board of directors currently consists of five members, and management is proposing that five directors be elected for the ensuing year. At the Meeting, all directors so elected will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed, unless his or her office is vacated earlier in accordance with the by-laws of the Corporation or with the provisions of the *Business Corporations Act* (Ontario). The persons named in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled for the election of the nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the shares be withheld from voting on the election of directors. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as directors.

Name and Municipality of Residence	Present principal occupation or employment	Position with Corporation	Director Since	Number of Common Shares held
Stephen Case * Toronto, Ontario	President of the Corporation	President and Director	1996	1,614,255
Ray Dujardin * Vancouver, B.C.	Consulting Geological Engineer	Director	1997	-
H. M. Giegerich * Vancouver, B.C.	Consulting Mining Engineer	Director	1997	75,000
Donald McKinnon Timmins, Ontario	Self-Employed Prospector	Director	1994	2,891,627
Glen Magnuson Kansas, USA	Consultant to fertilizer industry	Director	1999	482,000

Unless authority to do so is withheld, the person named in the enclosed form of proxy intends to vote FOR the election of the directors nominated above.

* Members of the Audit Committee

Appointment of Auditors

Unless the shareholder has specified in the enclosed form of proxy that the shares represented by such proxy are to be withheld from voting in respect of the appointment of auditors, the persons named in the enclosed form of proxy intend to vote in favour of the reappointment of BDO Dunwoody, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and to authorize the directors to fix the remuneration of the auditors. BDO Dunwoody were first appointed auditors of the Corporation on March 22, 1994.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the regulation (the "Regulation") made under the *Securities Act* (Ontario)) sets forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the financial years ended January 31, 2002, 2001 and 2000 (to the extent required by the Regulation) in respect of each of the individuals who were, during that period, the Chief Executive Officer and the other four most highly compensated executive officers of the Corporation and whose respective total salary and bonus exceeded $100,000 (the "Named Executive Officers"):

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards	All other Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Common Shares Under Options Granted (#)	($)
Stephen Case [1]	2002	nil	nil	120,000	nil	nil
	2001	nil	nil	120,000	nil	nil
	2000	nil	nil	109,000	150,000	nil

1 Mr. Case became President of the Corporation effective July 24, 1996. Mr. Case receives a management fee from the Corporation.

Option Grants During the Most Recently Completed Financial Year

No stock options were granted to the Named Executive Officers during the fiscal year ended January 31, 2002.

Aggregated Option Exercises in Last Fiscal Year and Financial Year-End Option Values

The following table (presented in accordance with the Regulation) sets forth details of all exercises of stock options during the fiscal year ended January 31, 2001 by each of the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable/ Unexercisable
Stephen Case	nil	nil	250,000 / nil	nil / nil

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has no employment contracts in place with any of its Named Executive Officers. Additionally, the Corporation has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Corporation's most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per Named Executive Officer.

Compensation of Directors

During the most recently completed financial year ended January 31, 2002, directors received compensation for services provided to the Corporation in their capacities as directors and/or consultants and/or experts as follows:

Name of Director	Standard Annual Compensation (Directors fees & expenses)	Other Compensation (Stock Options)	Consulting Fees/ Experts Fees
Ray Dujardin	nil	nil	$31,000[1]
H. M. Giegerich	$16,000	nil	nil
Donald McKinnon	nil	nil	nil
Stephen Case	nil	nil	nil
Glen Magnuson	nil	nil	nil

1 In 2002, the Corporation paid Mr. Dujardin professional consulting fees for services rendered on the Martison Lake Project of $25,800, (2001- $24,000) and nil for general exploration (2001-$11,200). The Martison Lake joint venture paid the same director professional consulting fees of $5,200 (2001 - $6,375).

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Corporation, proposed nominees for directors if same are to be elected, or associates or affiliates of said persons, have been indebted to the Corporation at any time since the beginning of the last completed financial year of the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No director or officer of the Corporation, nor any securityholder of record as of the date of this Circular who owned, of record or to the knowledge of the Corporation, more than 10% of the outstanding common shares, or any affiliate or associate thereof, had any material interest, direct or indirect, in any transaction during the last three years, or since the commencement of the Corporation's current financial year, in any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries, other than as disclosed in previous information circulars produced by the Corporation.

DIRECTORS' APPROVAL

The board of directors of the Corporation has approved the contents and the sending of this Circular.

Dated at Toronto, Ontario, this 17th day of June, 2002.

BY ORDER OF THE BOARD

Stephen Case
President

BDO Dunwoody LLP
Chartered Accountants
and Consultants

Royal Bank Plaza
P.O. Box 32
Toronto Ontario Canada M5J 2J8
Telephone: (416) 865-0200
Telefax: (416) 865-0887

Auditors' Report

To the Shareholders of
MCK Mining Corp.

We have audited the consolidated balance sheets of MCK Mining Corp. as at January 31, 2002 and 2001 and the consolidated statements of loss and deficit and consolidated cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
April 23, 2002

MCK Mining Corp.
Consolidated Balance Sheets

January 31		2002		2001
Assets				
Current				
Cash and short term deposits (Note 1)	$	132,708	$	64,013
Accounts receivable		5,019		4,020
		137,727		68,033
Resource properties (Note 2)		2,137,334		1,897,014
	$	2,275,061	$	1,965,047
Liabilities and Shareholders' Equity				
Current				
Accounts payable and accrued liabilities	$	37,911	$	62,753
Due to director (Note 4)		28,916		28,916
		66,827		91,669
Shareholders' equity				
Share capital (Note 3)		11,074,873		10,474,873
Contributed surplus (Note 3)		807,888		807,888
Deficit		(9,674,527)		(9,409,383)
		2,208,234		1,873,378
	$	2,275,061	$	1,965,047

On behalf of the Board:

Director

Stephen Case

Director

R.A. Dujardin

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

BDO

MCK Mining Corp.
Consolidated Statements of Loss and Deficit

For the years ended January 31	2002	2001
Revenue		
Interest income	$ 547	$ 3,080
Foreign exchange gain (loss)	-	(1,038)
	547	2,042
Expenses		
Amortization	-	859
General and administrative	265,691	284,583
	265,691	285,442
Net loss for the year	(265,144)	(283,400)
Deficit, beginning of year	(9,409,383)	(9,125,983)
Deficit, end of year	$ (9,674,527)	$ (9,409,383)
Loss per share (Note 6)	$ 0.01	$ 0.01

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

BDO

MCK Mining Corp.
Consolidated Statements of Cash Flows

For the years ended January 31	2002	2001
Cash provided by (used in)		
Operating activities		
Net loss for the year	$ (265,144)	$ (283,400)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	-	859
Changes in non-cash working capital balances		
Accounts receivable	(999)	4,425
Accounts payable	(24,842)	14,753
	(290,985)	(263,363)
Investing activities		
Resource properties and related expenditures	(240,320)	(177,089)
Financing activities		
Issue of share capital, net of issue costs	600,000	370,000
Increase (decrease) in cash for the year	68,695	(70,452)
Cash and short term deposits, beginning of year	64,013	134,465
Cash and short term deposits, end of year (Note 1)	$ 132,708	$ 64,013

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

BDO

Nature of Business

MCK Mining Corp. is incorporated under the laws of Ontario. The Company's business consists of acquiring, exploring and developing mineral and natural resource properties. The Company has not as yet determined whether its property contains reserves that are economically recoverable. The recoverability of the amount shown for the mineral property is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property.

Use of Estimates

Preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

Balances and transactions of the Company denominated in foreign currencies are translated into Canadian dollars as follows:

(i) monetary assets and liabilities at period end rates;
(ii) all other assets and liabilities at historical rates; and
(iii) revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains or losses arising on these translations are reflected in income in the period incurred.

Resource Properties

Costs relating to the acquisition, exploration and development of resource properties which are held by the Company are capitalized until such time as either economically recoverable reserves are established, or the properties are sold or abandoned. The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights. The amounts shown for resource properties do not necessarily reflect present or future values.

These costs will be amortized against income if the property is brought into commercial production or charged to income if the property is, or is to be, abandoned or disposed of.

Financial Instruments

It is management's opinion that the Company is not exposed to any significant interest rate or credit risks arising from its financial instruments. The fair value of short term financial instruments approximates the carrying value.

Flow-Through Shares

The Company finances a portion if its exploration activities through the issuance of flow through common shares. The exploration expenditures funded by flow-through shares are renounced by the Company in favour of the investors. Proceeds from flow-through common shares issued are allocated to stated capital.

Joint Venture Consolidation

The Company's interest in the Resource Properties is held through a joint venture which has been accounted for using the proportionate consolidation method.

Income Taxes

The asset and liability method is used for determining income taxes. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable which would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period which they occur.

Per Share Amounts

Basic earnings per common share are computed by dividing earnings from operations by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

Exercise of the outstanding stock options and warrants would be antidilutive.

Stock-Based Compensation Plans

The Company has a stock-based compensation plan, which is described in Note 3(c). No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid on the exercise of options or purchase of stock is credited to share capital.

1. Cash and Short Term Deposits

The Company's short term deposits are comprised of a banker's acceptance of $99,842 (2001 - $nil), with a 30 day maturity and interest at 1.9%.

2. Resource Properties

	2002	2001
Mineral Properties		
Canada		
Martison Lake Project, near Hearst, Ontario		
Acquisition costs	**$ 54,298**	$ 54,298
Deferred exploration expenditures	**2,083,036**	1,842,716
	$ 2,137,334	$ 1,897,014

During the 2000 fiscal year the Company acquired a 50% interest in the Martison Lake Project (the "Property") by incurring cumulative exploration and development expenditures of $1,334,000 on the Property. The Company's interest is subject to a 1% net sales returns ("NSR") royalty, a production royalty of $0.40 per tonne of phosphate concentrate and a 2% NSR royalty from non-phosphate-related products.

Pursuant to a joint venture agreement, Baltic Resources Inc. ("Baltic"), and the Company shall have a one-time right to acquire the 1% NSR royalty, upon the joint venture making a production decision, for $3,000,000. The holder of the 1% NSR royalty may elect, in his sole discretion, to have the Company or Baltic's pro rata payment made in cash or shares, provided that if regulatory approval to any share issue elected by the holder is not obtained within a reasonable time after the party has used its best efforts to obtain the same, the holder must accept the pro rata payment in cash.

3. Share Capital

(a) Authorized

The authorized share capital is as follows:

Unlimited number of common shares - one vote per share.
Unlimited number of non-voting special shares.

The non-voting special shares may be issued in series with rights and privileges to be determined by the directors.

3. **Share Capital (continued)**

(b) Issued

	Number of Shares	Consideration
(i) Common shares		
Balance January 31, 2000	14,099,525	10,104,873
Issued pursuant to private placements	1,040,000	370,000
Balance January 31, 2001	15,139,525	$ 10,474,873
Issued pursuant to private placements	**1,416,667**	**375,000**
Flow through shares issued	**1,000,000**	**225,000**
Balance January 31, 2002	**17,556,192**	**$ 11,074,873**
(ii) Contributed surplus		
Balance, January 31, 2002, 2001 and 2000		**$ 807,888**

(c) Directors', Officers' and Employees' Stock Options

The Company has a stock option plan (the "Plan") for directors, officers and key employees. The number of common shares subject to options granted under the Plan will be limited to 1,800,000 common shares.

The Company has the following directors', officers' and employees' stock options outstanding:

Number Outstanding	Exercise Price	Expiry Date
320,000	$ 0.50	February 24, 2002
230,000	0.35	June 10, 2002
50,000	0.50	October 10, 2002
300,000	0.35	March 13, 2003
100,000	0.60	May 4, 2003
50,000	0.50	August 27, 2003
200,000	0.70	March 25, 2004
475,000	0.80	May 11, 2004
1,725,000		

The continuity of the granted and exercisable options for the fiscal year is as follows:

	2002	**Weighted Average Exercise Price**	2001	Weighted Average Exercise Price
Options granted, beginning of year	**1,725,000**	**$ 0.57**	1,725,000	$ 0.57
Options granted, end of year	**1,725,000**	**$ 0.57**	1,725,000	$ 0.57

BDO

3. **Share Capital (continued)**

(d) Share Purchase Warrants

The Company has the following share purchase warrants outstanding at the end of the year:

Number Outstanding	Shares for Warrants	Exercise Price	Expiry Date
540,000	1 for 1	$ 0.70	April 4, 2002
1,166,667	1 for 1	0.40	September 23, 2002
1,375,000	1 for 1	0.30	January 15, 2003
3,081,667			

	2002	2001
Warrants outstanding, beginning of year	**3,390,000**	2,570,000
Warrants issued during the year	**2,041,667**	1,040,000
Warrants expired during the year	**(2,350,000)**	(220,000)
Warrants outstanding, end of year	**3,081,667**	3,390,000

4. **Due to Director**

The amount due to a director is non-interest bearing with no specific terms of repayment.

5. **Related Party Transactions**

(a) The Company paid professional consulting fees to a director for services rendered on the Martison Lake Project of $25,800 (2001 - $24,000) and $nil (2001 - $11,250) for general exploration consulting. The Martison Lake joint venture paid the same director professional consulting fees of $5,200 (2001 - $6,375).

(b) The Company paid director's fees to one of its directors in the amount of $16,000 (2001 - $16,000).

(c) The Company paid management fees to the president, who is a director of the Company, in the amount of $120,000 (2001 - $120,000).

(d) The Company paid professional consulting fees to a director for services rendered on the Martison Lake Project of $nil (2001- $10,700) and the Martison Lake joint venture paid the same director professional consulting fees of $nil (2001 - $5,800). These professional consulting fees have been included in deferred exploration expenditures.

These transactions are in the normal course of operations and are measured at the exchange value being the amount of consideration established and agreed to by the related parties.

6. Income Taxes

Effective February 1, 2001 the Company changed its method of accounting for income taxes from the deferral method to the liability method. The liability method requires that accumulated tax balances be adjusted to reflect changes in tax rates.

Year-end future income taxes consist of the following temporary differences:

	2002	2001
Future income tax assets:		
Non-capital loss carryforwards and		
other temporary differences	$ 244,595	$ 312,794
Mining exploration and development allowances [1]	1,419,819	1,493,118
Valuation allowance	(1,664,414)	(1,805,912)
	$ -	$ -

[1] The Company has approximately $3,495,000 in exploration and development expenditures that can be applied against future income for tax purposes.

During the year the Company renounced the deduction of $225,000 in exploration expenditures related to flow through shares issued in the year. Accordingly the future tax assets and offsetting valuation allowance pertaining to these expenditures were recognized as a capital transaction.

The Company's provision for income taxes is comprised as follows:

	2002	2001
Net loss from operations	$ (265,144)	$ (283,400)
Combined federal and provincial tax rate	40.62%	43.12%
Tax calculated at statutory rates	$ (107,701)	$ (122,202)
Change in taxes resulting from:		
Tax rate change	104,703	19,612
Change in valuation allowance	(141,498)	94,965
Change in future tax benefits	144,496	7,625
	$ -	$ -

The Company has capital losses of approximately $6,341,000 which can be used to reduce future capital gains.

The Company has provided a full valuation allowance against future income tax assets at January 31, 2002 due to uncertainties as to the Company's ability to utilize its non-capital losses. The non-capital loss carryforwards in the amount of $561,000 expire as follows:

2003	$ 213,000
2004	126,000
2005	83,000
2006	89,000
2007	6,000
2008	23,000
2009	21,000

MCK Mining Corp.

Supplement to Financial Statements (Prepared by Management)
Year Ended January 31, 2002
(Unaudited)

At the date of filing the audited January 31, 2002 financial statements on Sedar, the following items were outstanding:

i) Common shares
17,556,192

ii) Stock Options

Number Outstanding	Exercise Price $	Expiry Date
230,000	0.35	June 10, 2002
50,000	0.50	October 10, 2002
300,000	0.35	March 13, 2003
100,000	0.60	May 4, 2003
50,000	0.50	August 27, 2003
200,000	0.70	March 25, 2004
475,000	0.80	May 11, 2004
1,405,000		

iii) Warrants

Number Outstanding	Exercise Price $	Expiry Date
1,166,667	0.40	September 23, 2002
1,375,000	0.30	January 15, 2003
2,541,667		

This information complies with National Instrument 62-102 - Disclosure of Outstanding Share Data.

Form 51-901F

BRITISH COLUMBIA SECURITIES COMMISSION

MCK MINING CORP.
Form 51-901F
January 31, 2002

Issuer Details

NAME OF ISSUER	FOR YEAR ENDED	DATE OF REPORT MM/DD/YY
MCK MINING CORP.	January 31, 2002	June 14, 2002

ISSUER ADDRESS				
56 Temperance Street, 4th Floor				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO	ONTARIO	M5H 3V5	(416) 361-0923	(416) 361-0737
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
STEPHEN D. CASE		DIRECTOR		(416) 929-1701
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
mckmining@msn.com		n/a		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"STEPHEN D. CASE"	"STEPHEN D. CASE"	June 14, 2002
"DONALD MCKINNON"	"DONALD MCKINNON"	
"RAY DUJARDIN"	"RAY DUJARDIN"	June 14, 2002
"H.M. GIEGERICH"	"H.M. GIEGERICH"	June 14, 2002
"GLEN MAGNUSON"	"GLEN MAGNUSON"	June 14, 2002

For the current year-to-date period

1. Analysis of expenses and deferred costs

RESOURCE PROPERTIES

	Martison Project $
Balance, January 31, 2001 (Audited)	1,897,014
Drilling	275,155
Property acquisition	21,475
Sample processing	16,272
Geological studies	47,260
Environmental	48,971
Promotion and marketing	31,883
District office	32,812
Miscellaneous	2,484
Joint partner interest in property	(235,992)
Balance, January 31, 2002 (Audited)	2,137,334

GENERAL AND ADMINISTRATIVE

Accounting and corporate secretarial	12,400
Rent	23,916
Legal and audit	25,700
Transfer agent fees	11,337
Travel	12,985
General and office	26,506
Filing fees	6,251
Bank charges	336
Public relations	2,739
Consulting	500
Director fees	15,000
Management fees	120,000
Shareholder information	7,921
	265,691

2. Analysis of related party transactions.

See Note 5 in the audited January 31, 2002 consolidated financial statements

3. Summary of securities issued and options granted during the period

(a) Summary of securities issued during the period

Date of Issue	Type of Security	Type of Issue	Number #	Price $	Total $	Proceeds $	Type of consideration	Commission Paid $
28-Feb-01	Common shares	Private placement	750,000	0.20	150,000	150,000	Cash	None
02-Apr-01	Common shares	Private placement	500,000	0.20	100,000	100,000	Cash	None
21-Sep-01	Common shares	Private placement	916,667	0.30	275,000	275,000	Cash	None
21-Sep-01	Common shares	Private placement	250,000	0.30	75,000	75,000	Cash	None

3. Summary of securities issued and options granted during the period (Continued)

(b) Summary of options granted during the period

Date	Number	Name of Option	Exercise Price $	Expiry Date

None

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Unlimited number of common shares - one vote per share
Unlimited number of non-voting special shares

(b) Number and recorded value of share capital

17,556,192 common shares valued at $11,074,873

(c) Summary of options and warrants at period end

See Note 3(c) in the audited January 31, 2002 consolidated financial statements

Warrants

See Note 3(d) in the audited January 31, 2002 consolidated financial statements

(d) Number of shares in each class of shares subject to escrow or pooling agreements

None

5. List of names of the directors and officers

Stephen D. Case
Donald Mckinnon
Ray Dujardin
H.M. Giegerich
Glen Magnuson

MCK MINING CORP.

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

The Company's business consists of acquiring and developing mineral and natural resource properties. The Company has a 50% interest in the Martison Lake Project by accumulating exploration and development expenditures of $1,334,000. The Company's sole focus is on the advancement and development of the Martison Lake Project.

Discussion of Operations and Financial Conditions

As of January 31, 2002, the Company had $132,708 in cash and short term deposits.

At this time, the Company had minor interest income and no operating revenues. The Company has raised funds in the past through equity financing. During the year ended January 31, 2002, the Company issued a flow-through private placement of $225,000, and a non-brokered private placement of $375,000.

Subsequent Events

There are no subsequent events at this time.

Liquidity and Solvency

During the year ended January 31, 2002, the Company incurred $240,320 in deferred exploration costs to further develop the Martison Lake Project.

The Company has a working capital of $70,900

MCK MINING CORP.

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity and Solvency (Continued)

Net loss for year ended January 31, 2002 is $265,144 as compared to a loss of 283,400 for the corresponding year. The Company is in the development stage of operations, therefore, while working on the Martison Lake Project, all expenses on the statement of operations are for administrative purposes only. These expenses relate to accounting and corporate secretarial, audit fees, annual general meeting expenses, legal fees, shareholder information, general and office expenses, travel and administrative expenses.

Basic and fully diluted loss per share was $0.01 per common share.

As of January 31, 2002, accounts payable and accrued liabilities of $37,911 were outstanding. The Company does not carry large payables and as a result, management believes all obligations will be met when they become due.

The Company paid $120,000 to Stephen Case, the president of MCK Mining Corp. to oversee the daily operations of the Company.

MANAGEMENT SYNOPSIS

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to fully development the Martison Lake Project.

MCK MINING CORP.
90 Adelaide St. West, Suite 500
Toronto, Ontario
M5H 3V9

Tel: (416) 363-1613
Fax: (416) 363-2778

SUPPLEMENTAL MAILING LIST

For those shareholders of MCK Mining Corp. (the "Corporation") who wish to be added to the Corporation's Supplemental Mailing List so as to receive the Corporation's unaudited interim financial statements, please complete the following and forward it to the Corporation's office at the address referred to above.

* * * * * * * * *

By signing this form below, the undersigned hereby confirms that he is a shareholder of the Corporation and, as such, requests that the Corporation add the undersigned to the Corporation's Supplemental Mailing List.

____

Name (please print)

____

____

____

____

(Address including Postal Code/Zip Code)

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Signature of shareholder